UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2009
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2009

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended	Three Months Ended
	March 31,	March 31,
	2009	2008
	$	$
		(note 2)
REVENUES

Time charter revenues ($3.5 million and $nil, respectively, from related parties) (note 7c)	19,372	16,153
Net pool revenues from related parties (note 7e)	11,132	16,488
Voyage charter revenues	—	851

Total revenues	30,504	33,492

OPERATING EXPENSES
Voyage expenses (note 7d and 7e)	580	107
Vessel operating expenses	7,678	6,705
Depreciation and amortization	5,955	5,644
General and administrative ($1.2 million and $1.7 million, respectively, from related parties) (note 7a and 7d)	1,418	1,901

Total operating expenses	15,631	14,357

Income from vessel operations	14,873	19,135

OTHER ITEMS
Interest expense	(1,740)	(4,138)
Interest income	22	65
Realized and unrealized gain (loss) on interest rate swap (note 5)	944	(4,562)
Other income (expense)	34	(6)

Total other items	(740)	(8,641)

Net income	14,133	10,494

Per common share amounts:
• Basic and diluted earnings (note 9)	0.57	0.39
• Cash dividends declared and paid	0.72	0.115

Weighted-average number of common shares outstanding:
• Basic and diluted (note 9)	25,000,000	25,000,000

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2009	2008
	$	$
ASSETS
Current
Cash and cash equivalents	22,412	26,698
Pool receivable from related parties, net (note 7e)	5,870	7,800
Accounts receivable	—	565
Due from related parties (note 7d)	4,433	9,995
Prepaid expenses	3,162	2,684
Other current assets	208	983

Total current assets	36,085	48,725

Vessels and equipment
At cost, less accumulated depreciation of $110.2 million (2008-$104.3 million)	428,721	433,978
Non-current amounts due from related parties (note 7e)	1,525	1,525
Other non-current assets	1,842	1,912
Goodwill (note 2)	4,670	4,670

Total assets	472,843	490,810

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	2,231	1,614
Accrued liabilities	6,153	7,077
Current portion of long-term debt (note 4)	3,600	3,600
Current portion of derivative instrument (note 5)	3,352	2,716
Deferred revenue	4,676	4,706
Due to related parties (note 7d)	1,388	2,305
Other current liabilities	717	379

Total current liabilities	22,117	22,397

Long-term debt (note 4)	314,328	325,228
Derivative instrument (note 5)	17,191	20,210
Other long-term liabilities	600	669

Total liabilities	354,236	368,504

Stockholders’ Equity

Common stock and additional paid-in capital (300 million shares authorized; 12.5 million Class A and 12.5 million Class B shares issued and outstanding as of March 31, 2009 and December 31, 2008) (note 6)	181,245	181,245
Accumulated deficit	(62,638)	(58,939)

Total stockholders’ equity	118,607	122,306

Total liabilities and stockholders’ equity	472,843	490,810

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months	Three Months
	Ended March 31,	Ended March 31,
	2009	2008
	$	$
		(note 2)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	14,133	10,494
Non-cash items:
Depreciation and amortization	5,955	5,644
Unrealized (gain) loss on derivative instrument	(2,382)	4,356
Debt issuance cost amortization	70	74
Other — net	54	(81)
Change in non-cash working capital items related to operating activities	8,017	(1,752)
Expenditures for drydocking	—	(1,139)

Net operating cash flow	25,847	17,596

FINANCING ACTIVITIES
Repayments of long-term debt	(10,900)	(900)
Proceeds from long-term debt of Dropdown Predecessor	—	44,027
Prepayment of long-term debt of Dropdown Predecessor	—	(46,126)
Debt issuance costs	—	(259)
Share issuance costs	—	(892)
Net advances to affiliates	(535)	(9,207)
Contribution of capital	—	8,395
Cash dividends paid	(18,000)	(2,875)

Net financing cash flow	(29,435)	(7,837)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(698)	(121)

Net investing cash flow	(698)	(121)

(Decrease)/Increase in cash and cash equivalents	(4,286)	9,638
Cash and cash equivalents, beginning of the period	26,698	34,839

Cash and cash equivalents, end of the period	22,412	44,477

Supplemental cash flow information (note 8)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Nature of operations
The Company (as defined below) is engaged in the international marine transportation of crude oil through the operation of its oil tankers. The Company’s revenues are earned in international markets.
2.	Basis of presentation
Basis of presentation — Predecessor
During October 2007, Teekay Corporation formed Teekay Tankers Ltd., a Marshall Islands corporation (together with its wholly owned subsidiaries and the Dropdown Predecessor, as described below, collectively the Company), to acquire from Teekay Corporation a fleet of nine double-hull Aframax-class oil tankers in connection with the Company’s initial public offering (or IPO).
Upon the closing of the IPO, Teekay Corporation contributed to Teekay Tankers Ltd. nine wholly owned subsidiaries, each of which owns one Aframax tanker, in exchange for 12.5 million shares of the Company’s Class B common stock, 2.5 million shares of the Company’s Class A common stock and a non-interest bearing promissory note. These subsidiary transfers represented a reorganization of entities under common control and have been recorded at historical cost. Prior to these transfers to Teekay Tankers Ltd., Teekay Corporation transferred seven of the nine tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any other transactions specifically attributable to the nine vessels that, prior to the IPO, were incurred in Teekay Corporation or any of its other subsidiaries that were not transferred to Teekay Tankers Ltd. are collectively referred to as Teekay Tankers Predecessor or the Predecessor.
Basis of presentation — Dropdown Predecessor
As required by Statement of Financial Accounting Standards (SFAS) No. 141, the Company accounts for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting prescribed by SFAS No. 141 for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Company over Teekay Corporation’s historical cost in the vessels is accounted for as a return of capital to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired by the Company are retroactively adjusted to include the results of these vessels operated during the periods under common control of Teekay Corporation.
In April 2008, the Company acquired from Teekay Corporation, Ganges Spirit L.L.C and Narmada Spirit L.L.C (formerly named Adair Shipping L.L.C and Delaware Shipping L.L.C), which each owns a Suezmax-class tankers, the Ganges Spirit and the Narmada Spirit, respectively. The acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under a time-charter contract on the Narmada Spirit. These transactions were accounted for as a reorganization between entities under common control. As a result, the Company’s consolidated statements of income and cash flows for the three months ended March 31, 2008 reflect these vessels and their related operations (referred to herein as the Dropdown Predecessor) as if the Company had acquired them on August 1, 2007, when each respective vessel began operations under the ownership of Teekay Corporation. The effect of adjusting the Company’s financial statements to account for this common control exchange increased the Company’s goodwill by $4.7 million and vessels and equipment by $181.1 million as of August 1, 2007 and net income for the three months ended March 31, 2008 by $0.8 million. The adjustment for the Dropdown Predecessor increased the Company’s voyage revenues for the three months ended March 31, 2008 $6.8 million.
The accompanying consolidated financial statements reflect the results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the each specific vessel. General and administrative expenses (consisting primarily of salaries, share-based compensation, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented in a manner consistent with the general and administrative expenses allocated to Teekay Tankers Predecessor. During the three months ended March 31, 2008, $2.1 million of interest expense and $0.6 million of general and administrative expenses were attributable to the Dropdown Predecessor. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Dropdown Predecessor.
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of the Company, including Teekay Tankers Ltd., its wholly owned subsidiaries and the Dropdown Predecessor. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay Corporation to the Predecessor and the Dropdown Predecessor and such estimates may not be reflective of actual results.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
2.	Basis of presentation (Cont’d)
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2008. As discussed above, the comparative March 31, 2008 balances have been retroactively adjusted to reflect the Dropdown Predecessor. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation or combination. Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.
Adoption of New Accounting Pronouncements
In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No. 141 (R)). SFAS No. 141 (R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This Statement also requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, SFAS No. 141 (R) requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price and those restructuring costs that an acquirer expected, but was not obligated to incur, to be recognized separately from the business combination. SFAS No. 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company’s adoption of SFAS No. 141(R) prospectively in January 2009 did not have a material impact on the consolidated financial statements.
The Company also adopted Emerging Issues Task Force Issue 08-06 (EITF 08-06), Equity Method Investment Accounting Considerations. This Issue addresses the impact that SFAS 141 (R) and SFAS 160 might have on the accounting for equity method investments, including accounting for changes in value and changes in ownership levels. The adoption of EITF 08-06 did not have a material impact on the consolidated financial statements.
In February 2008, the FASB issued FASB Staff Position (FSP 157-2) which delayed the effective date of SFAS No. 157, Fair Value Measurements, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The Company’s adoption of the provisions of SFAS No. 157 related to those items covered by FSP 157-2 in January 2009 did not have a material impact on the Company’s consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133 (or SFAS No. 161), which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures, to enable investors to better understand how those instruments and activities are accounted for; how and why they are used; and their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption permitted. On January 1, 2009, the Company adopted the provisions of SFAS No. 161. See Note 5 of the notes to the consolidated financial statements
In April 2008, FASB issued FASB Staff Position No. 142-3 (FSP No. 142-3), Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension of assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. This FSP is effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP 142-3 did not have a material impact on the Company’s consolidated financial statements.
3.	Fair Value Measurements
Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements. In accordance with the FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, the Company deferred the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Company’s fair value measurements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
3.	Fair Value Measurements (Cont’d)
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The Company has determined that there are no nonfinancial assets or nonfinancial liabilities carried at fair value at March 31, 2009.
The following table presents fair value of the Company’s derivative position categorized using the fair value hierarchy as at March 31, 2009.

	Fair Value at
	March 31,
	2009 Asset /
	(Liability)	Level 1	Level 2	Level 3
	$	$	$	$

Interest rate swap agreement(1)	(20,543)	—	(20,543)	—

(1)
The fair value of the Company’s interest rate swap agreement is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date, taking into account current interest rates, and the current credit worthiness of both the Company and the swap counterparty. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

4.	Long-Term Debt

	March 31, 2009	December 31, 2008
	$	$

USD-denominated Revolving Credit Facility due 2017	287,328	297,328
USD-denominated Term Loan due through 2017	30,600	31,500

	317,928	328,828
Less current portion	3,600	3,600

Total	314,328	325,228

As of March 31, 2009, the Company had one long-term revolving credit facility (or the Revolver) available, which, as at such date, provided for borrowings of up to $343.0 million, of which $55.7 million was undrawn. The total amount available under the Revolver reduces by a semi-annual amount of $18.9 million commencing in 2012, and the Revolver matures in 2017. The Revolver may be prepaid at any time in amounts of not less than $5.0 million. Interest payments are based on LIBOR plus a margin of 0.60%. As at March 31, 2009, the interest rate on the Revolver was 1.92%. The Revolver is collateralized by first-priority mortgages granted on nine of the Company’s vessels, together with other related security, and includes a guarantee from the Company for all outstanding amounts. The Revolver requires that the Company and certain of its subsidiaries maintain liquidity (cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of greater of $35.0 million and 5.0% of the Company’s total debt. As at March 31, 2009, the Company was in compliance with all its covenants on its credit facilities.
As at March 31, 2009, the Company had one term loan outstanding in the amount of $30.6 million. This term loan bears interest at a fixed-rate of 4.06%, requires quarterly principal payments of $0.9 million, and is collateralized by first-preferred mortgages on two of the Company’s vessels, together with certain other related security. The term loan is guaranteed by Teekay Corporation. The term loan requires that the Company and certain of its subsidiaries maintain a hull coverage ratio of a minimum 105% of the total outstanding balance for the facility period. As at March 31, 2009, the Company was in compliance with all its covenants on its term loan.
The aggregate annual long-term debt principal repayments required to be made by the Company under the Revolver and term loan subsequent to March 31, 2009 are $2.7 million (remainder of 2009), $3.6 million (2010), $3.6 million (2011), $3.6 million (2012), $4.5 million (2013) and $299.9 million (thereafter).
The weighted-average effective interest rate on the Company’s long-term debt as at March 31, 2009 was 2.13% (December 31, 2008 — 3.52%). This rate does not reflect the effect of the interest rate swap (see Note 5).

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
5.	Derivative Instruments
The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. During the three months ended March 31, 2009 and 2008, the Company recognized an unrealized gain of $2.4 million and an unrealized loss of $4.4 million, respectively, and realized losses of $1.4 million and $0.2 million, respectively, relating to the changes in fair value of its interest rate swap. Realized and unrealized gains/(losses) are shown as a separate line item on the consolidated statement of income.
The Company has determined that there are no nonfinancial assets or nonfinancial liabilities carried at fair value at March 31, 2009.
The following summarizes the Company’s derivative position as at March 31, 2009:

Fair Value /
			Carrying	Weighted-
			Amount	Average	Fixed
	Interest	Principal	Asset /	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(Years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	100,000	(20,543)	8.5	5.55

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of March 31, 2009 was 0.6%.
The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.
6.	Capital Stock
The authorized capital stock of Teekay Tankers Ltd. at March 31, 2009 was 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at March 31, 2009, the Company had 12.5 million shares of Class A common stock, 12.5 million shares of Class B common stock and no shares of Preferred Stock issued and outstanding. On June 24, 2009, Teekay Tankers completed a follow-on public offering of 7.0 million shares of Class A common stock at a price of $9.80 per share, for gross proceeds of $68.6 million. Teekay Tankers granted the underwriters a 30-day option to purchase up to an additional 1.05 million shares to cover any over-allotments (see Note 10). The option was not exercised and the 30-day option to purchase the additional shares has expired.
Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock shall be entitled to share equally in any dividends that the board of directors may declare from time to time out of funds legally available for dividends.
Upon the Company’s liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock shall be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock. Shares of the Company’s Class A common stock are not convertible into any other shares of the Company’s capital stock. Each share of Class B common stock is convertible at any time at the option of the holder thereof into one share of Class A common stock. Upon any transfer of shares of Class B common stock to a holder other than Teekay Corporation (or any of its affiliates or any successor to Teekay Corporation’s business or to all or substantially all of its assets), such shares of Class B common stock shall automatically convert into Class A common stock upon such transfer. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of common stock. All such conversions will be effected on a one-for-one basis.
Prior to the closing of the Company’s IPO on December 18, 2007, a subsidiary of Teekay Corporation transferred to the Company nine wholly owned subsidiaries, each of which owns one Aframax-class oil tanker, in exchange for 12.5 million shares of the Company’s Class B common stock, 2.5 million shares of the Company’s Class A common stock and a $180.8 million non-interest bearing promissory note.
As at March 31, 2009 and December 31, 2008, the Company had reserved under its 2007 Long-Term Incentive Plan 958,569 and 986,747 shares of Class A common stock, respectively, for issuance pursuant to awards to be granted. As at March 31, 2009, 28,178 shares of Class A common stock had been granted, but not issued to non-management Directors as part of the Directors’ annual compensation. During 2008, 13,253 shares of Class A common stock were issued to non-management Directors as part of the Directors’ annual compensation.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
7.	Related Party Transactions
a.
During the three months ended March 31, 2009 and 2008, $nil and $0.6 million, respectively, of general and administrative expenses attributable to the operations of the Dropdown Predecessor were incurred by Teekay Corporation and have been allocated to the Company.

b.	The amounts due to and from affiliates at March 31, 2009 and 2008, are without interest or stated terms of repayment.
c.
During the three months ended March 31, 2009 and 2008, $3.5 million and $nil, respectively, of revenues were earned from Teekay Corporation as a result of the Company chartering out the Nassau Spirit to Teekay Corporation under a fixed-rate time-charter contract expiring in August 2009.

d.
Pursuant to a long-term management agreement with Teekay Tankers Management Services Ltd., a wholly owned subsidiary of Teekay Corporation (the Manager), the Company incurred management fees of $1.4 million and $1.1 million for the three months ended March 31, 2009 and 2008, respectively, for commercial, strategic, technical, administrative services and performance fees. The management fee includes $0.2 million and $nil for the three months ended March 31, 2009 and 2008, respectively, for commercial services, which have been recorded as voyage expenses. The remainder of these fees is included in general and administrative expenses.

Our executive officers are employees of Teekay Corporation or other subsidiaries thereof, and their compensation (other than awarding, if any, under our long-term incentive plan described in Note 6) is set and paid by Teekay Corporation or such other subsidiaries, and we reimburse Teekay Corporation for time spent by our executive officers on our management matters through the strategic portion of the management fee. The strategic management fee reimbursement for the three months ended March 31, 2009 and 2008 were $0.3 million, and $0.2 million, respectively.
The management agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company did not incur any performance fees for the three months ended March 31, 2009 and 2008, respectively. Cash Available for Distribution represents net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s board of directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution. A $2.0 million drydocking reserve and $0.9 million reserve for loan principal repayment had been accounted for in the determination of the cash dividend for the quarter ended March 31, 2009.
In addition, a component of the long-term management agreement with the Manager provides the Company with all usual and customary crew management services in respect of the Company’s vessels. For the three months ended March 31, 2009 and 2008, the Company incurred $4.1 million and $3.4 million for crewing and manning costs, of which $1.4 million and $1.2 million were payable to the Manager as at March 31, 2009 and December 31, 2008, respectively.
Our Manager is also responsible for the daily operational activities of the vessels. Our Manager collects revenues and remits payments for expenses incurred by the vessels for various voyages. As a result of these transactions, the balance due from our Manager was $4.4 million and $10.0 million as at March 31, 2009 and December 31, 2008, respectively, and the balance due to our Manager was $1.4 million and $2.3 million as at March 31, 2009 and December 31, 2008, respectively.
e.
Pursuant to pooling arrangements managed by Teekay Chartering Limited and Gemini Tankers LLC, both wholly owned subsidiaries of Teekay Corporation (collectively the Pool Managers), the Company incurred pool management fees during the three months ended March 31, 2009 and 2008, of $0.3 million and $0.4 million, respectively, with respect to Company vessels that participate in the pooling arrangements. The Pool Managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 (for the Suezmax tanker pool) to $350 (for the Aframax tanker pool). Voyage revenues and voyage expenses of the Company’s vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pools as voyage revenues in ‘net pool revenues from related parties.’ For the three months ended March 31, 2009 and 2008, the Company’s allocation from the pools was $10.7 million and $16.5 million, respectively, net of $4.1 million and $9.5 million, respectively of voyage expenses, which includes pool management fees. The pool receivable from related parties as at March 31, 2009 and December 31, 2008 is $5.9 million and $7.8 million, respectively.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
7.	Related Party Transactions (Cont’d)
As of March 31, 2009, the Company had advanced $1.5 million to the Pool Managers for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable pool, less any set-offs for outstanding liabilities or contingencies. These advances are without interest or stated terms of repayment.
f.
On April 7, 2008, the Company acquired two double-hull Suezmax tankers, the 2002-built Ganges Spirit and the 2003-built Narmada Spirit, from Teekay Corporation for a total cost of $186.9 million, excluding $1.4 million for working capital assumed. As described in Note 2, the acquisition was accounted for as a reorganization of entities under common control and accounted for on a basis similar to pooling of interest basis. Debt with a principal amount of $73.3 million recorded in the Dropdown Predecessor was assumed by the Company on the acquisition. Cash was obtained by drawing funds available under the Company’s new revolving credit facility. Cash payments of $115.0 million to Teekay Corporation were recorded as a reduction of the push-down debt of $108.1 million and a return of capital to Teekay Corporation of $6.9 million, representing the excess of the purchase price over the historical book value of the Dropdown Predecessor.

8.	Supplemental Cash Flow Information
Cash interest paid (including interest paid by the Dropdown Predecessor) during the three months ended March 31, 2009 and 2008, totaled $2.9 million and $8.6 million, respectively.
9.	Earnings Per Share
Earnings per share is determined by dividing (a) net income of the Company after deducting the amount of net income attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The net income available for common stockholders and earnings per common share presented in the table below excludes the results of operations of the Dropdown Predecessor.

	Three Months Ended
	March 31, 2009	March 31, 2008
	$	$

Net income	14,133	10,494
Net income attributable to the Dropdown Predecessor	—	(812)

Net income available for common stockholders	14,133	9,682

Weighted-average number of Class A and Class B common shares	25,000,000	25,000,000

Total Class A and Class B common stock	25,000,000	25,000,000

Earnings per common share:
- Basic and diluted	0.57	0.39
10.	Recent Accounting Pronouncements
In June 2009, Financial Accounting Standards Board (or FASB) issued SFAS 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (or SFAS168). SFAS 168 identifies the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
10.	Recent Accounting Pronouncements (Cont’d)
In June 2009, the FASB issued SFAS 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 (or SFAS 166). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.
In May 2009, the FASB issued SFAS No. 165, Subsequent Events (or FAS 165). SFAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS 165 is for interim and annual reporting periods ending after June 15, 2009. The Company is evaluating the impact, if any, SFAS 165 will have on its consolidated financial statements.
In April 2009, the FASB issued FSP No. 107-1 and APB 28-1, which extends the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments (SFAS No. 107) to interim financial statements of publicly-traded companies. Prior to FSP No. FAS 107-1 and APB 28-1, fair values for these assets and liabilities were only disclosed once a year. FSP No. FAS 107-1 and APB 28-1 requires that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments listed in SFAS No. 107. FSP No. FAS 107-1 and APB 28-1 is effective prospectively for interim reporting periods ending after June 15, 2009. The Company is evaluating the impact, if any, FSP No. FAS 107-1 and APB 28-1 will have on its consolidated financial statements.
11.	Subsequent Events
On May 29, 2009, the Company paid a quarterly cash dividend to shareholders of record as at May 22, 2009 equal to $0.59 per share for the quarter ended March 31, 2009.
On June 24, 2009, the Company completed a follow-on public offering of 7.0 million shares of Class A common stock at a price of $9.80 per share, for gross proceeds of $68.6 million. The Company concurrently used the net offering proceeds to acquire the 2003-built Suezmax tanker, the Ashkini Spirit, from Teekay Corporation for $57.0 million. The net proceeds from the offering in excess of the purchase price of the Ashkini Spirit was used to repay a portion of the Company’s outstanding debt under its revolving credit facility. In addition, as part of the Company’s acquisition of the Ashkini Spirit, the undrawn availability under the revolving credit facility increased by a further $58.0 million.

TEEKAY TANKERS LTD.
MARCH 31, 2009
PART I — FINANCIAL INFORMATION

ITEM 2 —	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 — Financial Statements” and with the Company’s audited consolidated financial statements contained in “Item 17 — Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 — Operating and Financial Review and Prospects” filed on Form 20-F for the year ended December 31, 2008.
General
We were formed by Teekay Corporation to acquire from it a fleet of nine double-hull Aframax-class oil tankers in connection with our initial public offering in December 2007. Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. As at July 1, 2009, we owned nine Aframax tankers and three Suezmax tankers. As of July 1, 2009, six of our Aframax tankers and one of our Suezmax tankers operated under fixed-rate time-charter contracts with our customers, of which two charter contracts are scheduled to expire in 2009, two in 2010, two in 2011, and one in 2012. We have an option to extend, for an additional year, one of the time-charter contracts scheduled to expire in 2009. The Suezmax tanker that operates under a fixed-rate time-charter contract includes a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts. This time-charter contract expires in 2012. Our remaining three Aframax tankers and two Suezmax tankers currently participate in an Aframax pooling arrangement and a Suezmax pooling arrangement, respectively, each managed by Teekay Corporation subsidiaries. As of July 1, 2009, these pooling arrangements included 26 Aframax tankers and 39 Suezmax tankers, respectively. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time.
We distribute to our stockholders on a quarterly basis all of our Cash Available for Distribution, subject to any reserves the board of directors may from time to time determine are required for the prudent conduct of our business. Cash Available for Distribution represents our net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives.
Significant Developments in 2009
On June 24, 2009, we acquired a double-hull Suezmax tanker from Teekay Corporation, the 2003-built Ashkini Spirit for a total cost of $57.0 million. The acquisition was financed with a follow-on public equity offering which raised gross proceeds of $68.6 million through the issuance of additional 7.0 million shares of Class A common stock at a price of $9.80 per share. The acquisition is not reflected in the financial results for the three months ended March 31, 2009 included in “Item 1 — Financial Statements”.
In connection with our initial public offering, Teekay Corporation agreed to offer to us, the right to purchase from it up to four existing Suezmax-class oil tankers. In April 2008, we acquired two Suezmax tankers, the Ganges Spirit and the Narmada Spirit, pursuant to this commitment and in June 2009, we completed the acquisition of the third Suezmax tanker, the Ashkini Spirit, as described above. Teekay Corporation has agreed to offer to us, prior to June 18, 2010, the right to purchase the fourth Suezmax tanker. The purchase price for any of these four Suezmax tankers is the vessel’s fair market value at the time of offer, taking into account any existing charter and based on independent ship broker valuations. We also anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay Corporation will offer to us from time to time. These tankers may include crude oil and product tankers.
Our Charters
We generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•
Voyage charters participating in pooling arrangements, are charters for shorter intervals that are priced on a current or “spot” market rate then adjusted for pool participation based on predetermined criteria; and

•
Time charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter
Typical contract length	Single voyage	One year or more
Hire rate basis (1)	Varies	Daily
Voyage expenses (2)	We pay	Customer pays
Vessel operating expenses (3)	We pay	We pay
Off-hire (4)	Customer does not pay	Customer does not pay

(1)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.

(2)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(3)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(4)	“Off-hire” refers to the time a vessel is not available for service.

Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. On April 7, 2008, we acquired the Ganges Spirit and the Narmada Spirit from Teekay Corporation. This transaction was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting our financial statements, for periods prior to the date the interests in these vessels were actually acquired by us, are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our statements of income for the three months ended March 31, 2008, reflect the results of the Dropdown Predecessor as if we had acquired the vessels on August 1, 2007, when each respective vessel began operations under the ownership of Teekay Corporation.

•
Our voyage revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. This affects the amount of dividends, if any, we pay on our common stock from period to period.

•
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and increased refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

•
Our vessel operating expenses are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage resulted in crew wage increases during 2008 and has continued to date during 2009.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. Our vessels are normally offhire when they are being drydocked. During 2008, three of our vessels were drydocked. None of our vessels drydocked during 2007. As of July 1, 2009, one vessel has been drydocked during 2009, and an additional three vessels are scheduled for drydocking in the second half of 2009.

Results of Operations
We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2008. In accordance with United States generally accepted accounting principals (or GAAP), we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated “time charter equivalent” (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. There are two reasons for this. First, under time charters the customer usually pays the voyage expenses, while under voyage charters the shipowner usually pays the voyage expenses. Second, the revenues and voyage expenses of our vessels that operate in pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on the time charter equivalent basis, are allocated to the pool participants according to an agreed formula. We account for the net allocation from the pool as voyage revenues. Accordingly, the discussion of revenue below focuses on net voyage revenues (or voyage revenues less voyage expenses) and TCE rates where applicable.

The following table presents our operating results for the three months ended March 31, 2009 and 2008, and compares net voyage revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable GAAP financial measure.

	Three Months Ended March 31,
(in thousands of U.S. dollars, except percentages)	2009	2008	% Change

Voyage revenues	$30,504	$33,492	(8.9)
Voyage expenses	580	107	442.1

Net voyage revenues	29,924	33,385	(10.4)
Vessel operating expenses	7,678	6,705	14.5
Depreciation and amortization	5,955	5,644	5.5
General and administrative	1,418	1,901	(25.4)

Income from vessel operations	14,873	19,135	(22.3)

Interest expense	(1,740)	(4,138)	(57.9)
Interest income	22	65	(66.2)
Realized and unrealized gain (loss) on derivative instrument	944	(4,562)	(120.7)
Other income (expense) — net	34	(6)	(666.7)

Net Income	$14,133	$10,494	34.7

Three Months Ended March 31, 2009 versus Three Months Ended March 31, 2008
Tanker Market
Average spot rates for crude oil tankers have declined in the first half of 2009, primarily due to three main factors:
•	Global oil demand has contracted as a result of the economic downturn with the International Energy Agency (IEA) forecasting a decline of 2.5 million barrels per day (mb/d) in 2009;
•	OPEC has announced production cuts of 4.2 mb/d since September 2008, which has reduced the amount of oil available for transportation; and
•	The tanker fleet has grown at an above-average pace in the first half of 2009 with net growth of 18.2 million deadweight tonnes (mdwt), or 4.5 percent, since the start of the year.
Seasonal factors such as oil refinery maintenance and the onset of the North Sea oil field maintenance season have further affected crude oil tanker demand in the second quarter. The removal of up to 40 Very Large Crude Carriers (VLCCs) from the fleet for use as floating storage has helped tighten active fleet supply to some extent and was one of the reasons for the run-up in crude tanker rates during June 2009.
As of July 10, 2009 the IEA projected global oil demand to average 83.3 mb/d for 2009 which represents a 2.5 mb/d, or 2.9 percent, decline from 2008. The IEA projects that oil demand will recover in 2010 to 85.2 mb/d, an increase of 1.4 mb/d, or 1.7 percent, based on a recovery in the global economy.
The tanker orderbook for the remainder of 2009 and 2010 is larger than in previous years, which could lead to continued above-average fleet growth. However, delays at greenfield shipyards, a potential increase in order cancellations as a result of the global credit crunch and an acceleration of single-hull tanker removals ahead of the 2010 IMO phase-out target could moderate tanker fleet growth in the coming quarters.
Fleet and TCE Rates
As at March 31, 2009, we owned nine Aframax-class and two Suezmax-class tankers. The number of vessels in our fleet remained unchanged at eleven vessels for the three months ended March 31, 2009 and 2008, respectively. The acquisition of the two Suezmax vessels, in April 2008, increased the number of vessels in our fleet to eleven. The financial results of the Dropdown Predecessor relating to these two vessels have been included, for accounting purposes, in our results as if they were acquired on August 1, 2007, when they were acquired and began operations as conventional tankers for Teekay Corporation. Please read Note 1 to our consolidated financial statements included in this Report.
The following table outlines the average TCE rates earned by vessels for the three months ended March 31, 2009 and 2008:

	Three Months Ended March 31, 2009			Three Months Ended March 31, 2008
			Average			Average
	Net		TCE per	Net		TCE per
	Voyage	Revenue	Revenue	Voyage	Revenue	Revenue
	Revenues(1)	Days	Day (1)	Revenues(2)	Days	Day (2)
	(in thousands)			(in thousands)

Voyage-charter contracts — Aframax	$7,133	286	$24,970	$13,841	382	$36,253
Voyage-charter contracts — Suezmax	3,958	90	43,979	3,970	91	43,628
Time-charter contracts — Aframax	16,652	521	31,962	13,302	415	32,025
Time-charter contracts — Suezmax	2,820	90	31,336	2,839	91	31,201

Total	$30,563	987	$30,976	$33,952	979	$34,678

(1)	Excludes a total of $0.6 million in management fees and commissions payable by us to Teekay Corporation for participating in pool arrangements managed by subsidiaries of Teekay Corporation.

(2)	Excludes a total of $0.6 million in management fees and commissions payable by us to Teekay Corporation for participating in pool arrangements managed by subsidiaries of Teekay Corporation.

Net Voyage Revenues. Net voyage revenues decreased to $29.9 million for the three months ended March 31, 2009, compared to $33.4 million for 2008, primarily due to a decrease in average TCE rates earned by our vessels operating on spot-market-based voyage charters and time-charter contracts.
Vessel Operating Expenses. Vessel operating expenses increased to $7.7 million for the three months ended March 31, 2009, compared to $6.7 million for 2008, primarily due to:
•	an increase of $0.7 million from increased wage levels, inflationary increases for services, and the timing of planned maintenance activities; and
•	an increase of $0.3 million from port disbursements.
Depreciation and Amortization. Depreciation and amortization increased to $6.0 million for the three months ended March 31, 2009, compared to $5.6 million for 2008, primarily due to the amortization of drydock expenditures incurred during 2008.
General and Administrative Expenses. General and administrative expenses were $1.4 million for the three months ended March 31, 2009, compared to $1.9 million for 2008. The change in general and administrative expenses was primarily due to:
•	a decrease of $0.3 million from lower management fees; and
•	a decrease of $0.2 million from lower corporate expenses.
Interest Expense. Interest expense was $1.7 million and $4.1 million, respectively, for the three months ended March 31, 2009 and 2008. The change in interest expense was primarily due to a decrease of interest rates on the outstanding balance. In addition to our quarterly loan payments of $0.9 million, $10.0 million was repaid on our revolving credit facility during the three months ended March 31, 2009.
Change in fair value of interest rate swap. We have not designated, for accounting purposes, our interest rate swap as a cash flow hedge of our U.S. Dollar LIBOR-denominated borrowings, and as such, the realized and unrealized changes in fair value of the swap are reflected in a separate line item in our consolidated statements of income. The change in the fair value of the interest rate swap resulted in an unrealized gain of $2.4 million and an unrealized loss of $4.4 million for the three months ended March 31, 2009 and 2008, respectively and realized losses of $1.4 million and $0.2 million, for the three months ended March 31, 2009 and 2008, respectively.
Net Income. As a result of the foregoing factors, net income was $14.1 million and $10.5 million, respectively, for the three months ended March 31, 2009 and 2008.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our short-term liquidity requirements are for the payment of operating expenses, drydocking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. As at March 31, 2009, our total cash and cash equivalents was $22.4 million. Our total liquidity, (including cash, cash equivalents, and undrawn credit facilities), was $78.1 million as at March 31, 2009, which increased from $72.4 million as at December 31, 2008. The change in liquidity was primarily the result of net operating cash flow generated in the quarter. We believe that our working capital is sufficient for our present requirements.
Our spot market operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, cash from operations, long-term bank borrowings and other debt or equity financings. Because we expect to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter (subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of business), we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels from Teekay Corporation or third parties. On June 24, 2009, we completed an equity follow-on offering of 7.0 million shares of our Class A common stock at $9.80 per share, the proceeds of which we used to purchase the Ashkini Spirit from Teekay Corporation and repay a portion of the Company’s outstanding debt under our revolving credit facility.
As at March 31, 2009, our revolving credit facility provided for borrowings of up to $343.0 million, of which $55.7 million was undrawn. As part of the purchase of the Ashkini Spirit, the available borrowings available under our revolving credit facility increased by $58.0 million as of June 24, 2009. The amount available under this revolving credit facility decreases by $22.1 million commencing in 2012 and the credit facility matures in 2017 after taking into account the increased available borrowings as at June 24, 2009. Borrowings under this facility bear interest at LIBOR plus a margin and may be prepaid at any time in amounts of not less than $5.0 million. The acquisitions of two of our Aframax tankers were financed with a term loan which bears interest at a rate of 4.06%. As of March 31, 2009, the balance of this term loan was $30.6 million. The loan requires $0.9 million in quarterly principal payments.

As of July 1, 2009, our vessel financings were collateralized by all of our vessels. The term loan used to finance two of our Aframax tankers and our revolving credit facility contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing additional indebtedness;
•	making certain negative pledges or granting certain liens; and
•	selling, transferring, assigning or conveying assets.
In addition, our revolving credit facility contains covenants that require us to maintain a minimum liquidity (i.e., cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of a minimum of $35.0 million and at least 5.0% of our total debt. As at March 31, 2009, we were in compliance with all of our covenants under our credit facilities.
If we breach covenants or restrictions in our financing agreements, we may be prohibited from paying dividends on our common stock and, subject to any applicable cure periods, our lenders may be entitled to:
•	declare our obligations under the agreements immediately due and payable and terminate any further loan commitments; and
•	foreclose on any of our vessels or other assets securing the related loans.
In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect.
We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. We use interest rate swaps to manage interest rate risk. We do not use these financial instruments for trading or speculative purposes. Please read Item 3: “Quantitative and Qualitative Disclosures About Market Risk.”
Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Three Months Ended	Three Months Ended
	March 31, 2009	March 31, 2008
	(in thousands)	(in thousands)
Net cash flow from operating activities	$25,847	$17,596
Net cash flow used in financing activities	(29,435)	(7,837)
Net cash flow used in investing activities	(698)	(121)
Operating Cash Flows
Net cash flow from operating activities increased to $25.8 million for the three months ended March 31, 2009, from $17.6 million for the three months ended March 31, 2008, primarily due to an increase in the change in non-cash working capital items, and the absence of drydockings during the first quarter of 2009, partially offset by a decrease in average TCE rate per day earned by our spot vessels. Net cash flow from operating activities primarily depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, changes in interest rates, fluctuations in working capital balances and spot market tanker rates. The number of vessel drydockings tends to be uneven between periods. For the three months ended March 31, 2009, there were no vessels on drydocking compared to one vessel that was drydocked in the first quarter in the prior year.
Financing Cash Flows
Net cash outflow used in financing activities increased to $29.4 million for the three months ended March 31, 2009 from $7.8 million for the three months ended March 31, 2008, primarily due to the declaration of cash dividends during the three months ended March 31, 2009 and the repayment of $10.0 million on our revolving line of credit during the three months ended March 31, 2009. Dividends paid by us during the three months ended March 31, 2009 were $18.0 million. On March 13, 2009, we paid a cash dividend of $0.72 per share for the quarter ended December 31, 2008. On May 29, 2009, we paid a cash dividend of $0.59 per share of common stock for the quarter ended March 31, 2009. We intend to distribute on a quarterly basis all of our Cash Available for Distribution, subject to any reserves established by our board of directors.
During the three months ended March 31, 2009 and 2008, we repaid $0.9 million of scheduled quarterly principal payments of our term loan.

Investing Cash Flows
During three months ended March 31, 2009 and 2008 we incurred $0.7 million and $0.1 million respectively, of vessel upgrade and equipment expenditures.
Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at March 31, 2009:

		Remainder	2010	2012
		of	and	and	Beyond
(in millions of U.S. dollars)	Total	2009	2011	2013	2013

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	317.9	2.7	7.2	8.1	299.9
Technical vessel management and administrative fees	47.5	2.6	6.9	6.9	31.1

Total	365.4	5.3	14.1	15.0	331.0

(1)
Excludes expected interest payments of $6.6 million (2009), $12.9 million (2010 and 2011), $12.3 million (2012 and 2013) and $17.2 million (beyond 2013). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR rate of 1.3% plus a margin of 0.60% at March 31, 2009 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 5: “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2008.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended March 31, 2009 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects and opportunities, including future vessel acquisitions;
•	tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates and oil production;
•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•	the sufficiency of working capital for short-term liquidity requirements;
•	crewing costs for vessels;
•	the duration of drydockings;
•	future capital expenditure commitments and the financing requirements for such commitments;
•	our compliance with covenants under our credit facilities;
•	our hedging activities relating to foreign exchange, interest rate and spot market risks; and
•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in the demand for oil transportation services; changes in our costs, such as the cost of crews, greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time charter or vessel; drydocking delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange, interest and tanker spot market rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2008. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.
MARCH 31, 2009
PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro, British Pound, and Norwegian Kroner. As at March 31, 2009, we had not entered into forward contracts as a hedge against changes in certain foreign exchange rates.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at March 31, 2009, that are sensitive to changes in interest rates, including our debt and interest rate swap. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swap, the table presents its notional amount and weighted-average interest rate by its expected contractual maturity date.

	Expected Maturity Date							Fair Value
	Remainder							Asset /
	of 2009	2010	2011	2012	2013	Thereafter	Total	(Liability)	Rate(1)
·	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate (2)	—	—	—	—	—	287.3	287.3	(251.8)	3.1%

Interest Rate Swap:
Contract Amount (2),(3)	—	—	—	—	—	100.0	100.0	(20.5)	5.6%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate debt, and the average fixed rate we pay under our interest rate swap agreement, which excludes the margin we pay on our variable-rate debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swap are based on LIBOR.

(3)	The average variable rate paid to us under our interest rate swap is set quarterly at the three-month LIBOR.
Spot Tanker Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time we may use freight forward agreements as a hedge to protect against changes in spot tanker market rates. Freight forward agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Freight forward agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at March 31, 2009, we had not entered into any freight forward agreements, although we may do so in the future.

TEEKAY TANKERS LTD.
MARCH 31, 2009
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2008 Annual Report on Form 20-F.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
None
Item 5 — Other Information
None
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-159807) FILED WITH THE SEC ON JUNE 5, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Dated: July 30, 2009	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)